Via Facsimile and U.S. Mail
Mail Stop 6010

December 14, 2007

Mr. Thomas F. Kopetic
Vice President, Chief Financial Officer and Treasurer
Citizens, Inc.
400 East Anderson Lane
Austin, Texas   78752

Re: Citizens, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed on March 30, 2007 and as amended on May 25, 2007
File No. 0-16509

Dear Mr. Kopetic:

        We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business, page 3

1. We believe that reference to an independent actuary requires the consulting firm be named in a '34 Act filing. Additionally, if the Form 10-K is incorporated by reference into a '33 Act registration statement, a consent from the actuary must be provided in the '33 Act registration statement.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 60.

Critical Accounting Policies, page 71

2. We believe your disclosure regarding the amortization of deferred policy acquisition costs and costs of relationships acquired could be improved to better explain the judgments and uncertainties surrounding these estimates and the potential impact on your financial statements. Please revise your disclosures to:

   a. Discuss how each of your key assumption(s) in developing these items has changed historically over the periods presented.
   b. Discuss how management has adjusted each of the key assumption(s) used in calculating the current year amortization given their historical changes or given current trends observed. This discussion should show the link between what has happened to the key assumption(s) in the past to what management is currently using as its key assumption(s).
   c. Include quantified and narrative disclosure of the impact that reasonably likely changes in the key assumption(s) used would have on these items at December 31, 2006 and for the year then ended and on future operations. Applying a hypothetical basis point change to a key assumption and stating the impact it would have would not accomplish the objective of providing the effect of reasonably likely changes.

Consolidated Financial Statements

 (1) Summary of Significant Accounting Policies, page 108

(e) Deferred Policy Acquisition Costs and Costs of Customer Relationships Acquired, page 110

3. Please revise to clarify the disclosure herein and in Note (f) Policy Liabilities and Accruals what you mean by "a new GAAP era was created in 2006… resulted in a decrease in DAC amortization by $800,000…" and "… lowered reserves by $400,000…" Explain to us the accounting with reference to authoritative literature that resulted in this disclosure.

(q) Accounting Pronouncements, page 116

4. It appears the misstatements described on pages 119 – 123 were "identified" during an evaluation of your prior period financial statements, performed in conjunction with the adoption of SAB 108. Not restating prior period financial statements is only appropriate when the company's previous approach ("rollover" or "iron curtain") was properly applied and errors were previously considered

immaterial. Please tell us how you determined that the cumulative effect transition accounting treatment allowed by SAB 108 was appropriate. Please refer to the interpretive response to question 3 in SAB 108.

5. It appears that some of the uncorrected errors individually and the uncorrected errors in the aggregate represent more than five percent of net income in 2005. Provide us with your comprehensive SAB 99 analysis under your previous approach for analyzing misstatements. For example, explain how you determined that the uncorrected error related to the "statutory to GAAP accounting technique misstatements" was both quantitatively and qualitatively immaterial in each of the prior fiscal years.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filings;
*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

     You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Joel Parker, Branch Chief, at (202) 551-3651 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant